December 22, 2015

Via EDGAR and Overnight Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Gabriel Eckstein
Kathleen Collins
Eiko Yaoita Pyles

Re:	Nutanix, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted December 2, 2015
CIK No. 0001618732

Ladies and Gentlemen:

On behalf of our client, Nutanix, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 17, 2015, relating to the above-referenced Amendment No. 2 to Confidential Draft Registration Statement on Form S-1. We are concurrently filing via EDGAR this letter and publicly filing the Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on December 2, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

Prospectus Summary

The Offering, page 8

1.	You disclose that up to 5% of the shares being offered by the prospectus will be offered through a directed share program to “certain customers and partners.” Please state whether the shares to be offered through the directed share program will be subject to lock-up agreements. This comment also applies to your Underwriting section.

Division of Corporation Finance

December 22, 2015

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 159 of the Registration Statement to state that the shares to be offered through the directed share program will not be subject to lock-up agreements.

Risk Factors

We rely primarily on indirect sales channels..., page 19

2.	We note your revised risk factor disclosure stating that “[t]he loss of a substantial number of [y]our channel partners, or the loss of a significant channel partner, together with [y]our inability to replace them, or the failure to recruit additional channel partners ... could materially and adversely affect [y]our business and operating results.” Given that nearly 40% of your revenues is generated from two channel partners, and that your dependence on them has remained consistent for a second consecutive year, it appears that you are substantially dependent on them for the purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. Please include a discussion of the material terms of your agreements with Carahsoft Technology Corp. and Promark Technology Inc. in your business section and file them as exhibits to your registration statement.

The Company advises the Staff that it does not believe that its business is dependent on any single channel partner. While Carahsoft Technology Corp. (“Carahsoft”) represented 38%, 23%, 23% and 19% of the Company’s total revenue for the fiscal years ended July 31, 2013, 2014 and 2015, and the three months ended October 31, 2015, respectively, and Promark Technology Inc. (“Promark”) represented 15% and 20% of the Company’s total revenue for the fiscal year ended July 31, 2015 and the three months ended October 31, 2015, the Company’s relationships with these and other channel partners are not exclusive. The Company advises the Staff that the large majority of the Company’s total revenue is based on the sales activities initiated by the Company’s sales and marketing teams, and not sales activities initiated by the Company’s channel partners. While the Company continues to utilize channel partners to fulfill orders from end-customers, the Company believes that if a relationship with one of these channel partners were to terminate, the Company would be able to fulfill the orders from the end-customers that are currently served by these channel partners through a different channel partner. In addition, the Company does not believe that the relationships between these channel partners and the Company’s end-customers are exclusive. The Company does not believe that the loss of any one channel partner would materially adversely affect its business, operating results or financial condition.

The Company also advises the Staff that the agreements the Company enters into with its channel partners, including Carahsoft and Promark, are entered into in the ordinary course of the Company’s business. As discussed above, the Company does not believe its business is substantially dependent on its contracts with any one channel partner. As a result, the Company does not believe that any of its agreements with its channel partners, including Carahsoft and Promark, are material agreements required to be filed under Item 601(b)(10) of Regulation S-K.

Division of Corporation Finance

December 22, 2015

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Registration Statement to clarify that the loss of a substantial number of its channel partners could materially and adversely affect its business and operating results. The Company will continue to monitor its relationship with its channel partners, and if it determines that it is substantially dependent on one or more channel partners, it will provide a discussion of the material terms of its agreements with such channel partners and will file such agreements as exhibits with the Commission.

Business

Sales and Marketing, page 100

3.	We note your revised disclosure regarding your OEM partnerships. Please further revise to disclose the material terms of your OEM partnerships with Dell and Lenovo, including, for instance, the term of the agreement, whether there are production requirements, exclusivity provisions and other key terms. In addition, tell us what portion of your revenues is derived from each of the Dell and Lenovo OEM partnerships, if material.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Registration Statement to disclose the material terms of the OEM partnerships with Dell and Lenovo. There are no material production or other terms other than as described in the Registration Statement.

The Company supplementally advises the Staff that sales under the OEM partnership with Dell represented less than 1% of its total revenue for the fiscal year ended July 31, 2015 and the three months ended October 31, 2015. The Company further advises the Staff that it has not yet had any revenue attributable to the OEM partnership with Lenovo, since the Company and Lenovo have not yet launched the product line for Lenovo.

***

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Division of Corporation Finance

December 22, 2015

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Mark B. Baudler
Mark B. Baudler

cc:	Dheeraj Pandey, Nutanix, Inc.
Duston Williams, Nutanix, Inc.
Kenneth Long, Nutanix, Inc.
Eric Whitaker, Nutanix, Inc.
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.
Jeffrey R. Vetter, Fenwick & West LLP
James D. Evans, Fenwick & West LLP
Previn Waas, Deloitte & Touche LLP